<u>SECURED PROMISSORY NOTE</u>

$8,320,000   September 30, 2010

FOR VALUE RECEIVED, the undersigned, ATTALLA NURSING ADK, LLC and ADCARE HEALTH SYSTEMS, INC. ("Maker"), promises to pay to the order of METRO CITY BANK ("Payee"; Payee and any subsequent holder[s] hereof are hereinafter referred to collectively as "Holder"), at the office of Payee at 5441 Buford Highway, Suite 109, Doraville, Georgia 30340, or at such other place as Holder may designate to Maker in writing from time to time, the principal sum of EIGHT MILLION THREE HUNDRED TWENTY THOUSAND AND 00/100 DOLLARS ($8,320,000), or so much thereof as may be advanced and outstanding, together with interest thereon as more particularly described herein.

Capitalized terms not defined herein shall have the meaning ascribed thereto in that certain loan agreement of even date herewith entered into between Maker and Payee (together with any amendments thereto, the "Loan Agreement").

<u>Payment</u>. Maker will pay this loan in accordance with the following payment schedule: THREE HUNDRED (300) monthly consecutive principal and interest payments, beginning November 1, 2010, with interest calculated on the unpaid principal balances at an interest rate based on the WSJ-Prime (as defined below) plus One and One-Half percent (1.5%), adjusted quarterly (the "Applicable Interest Rate") but in no event shall the interest rate be less than Five and One-Half percent (5.5%) per annum; with one final payment for all principal and accrued interest not yet paid, together with any other unpaid amounts under this note being due and payable on September 30, 2035 (the "Maturity Date"). Notwithstanding the foregoing, in the event that the USDA regulations are hereafter revised to permit the adjustment of the interest rate to occur on a monthly (rather than quarterly) basis, at the Holder's option, the interest rate shall thereafter be adjusted each calendar month. The scheduled payments of principal will be calculated based upon a loan amortization of TWENTY FIVE (25) years. The initial payment and amortization schedule is attached as Exhibit "A" to this Note. Upon changes in payment pursuant to this section, the attached amortization schedule will be revised; provided, however, the failure of Holder to provide a revised amortization schedule shall not affect Maker's obligations to make payments as required hereunder. The annual interest rate for this note is computed on an *Actual/360* basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Maker will pay Holder at Holder's address shown above or at such other place as Holder may designate in writing. Whenever increases or decreases occur in the interest rate, Holder will make an adjustment of the payment installments only by the amount of rise or fall resulting from the interest rate change.

<u>USDA Guarantee Fee</u>. In addition to the monthly principal and interest payments required above, the monthly payments due hereunder will also include the renewal fee due to the USDA equal to 0.25% of the guaranteed portion of the outstanding principal balance of the Loan as of each December 31. The Payee may, but is not required, to deposit the amounts paid each month in a separate escrow account held by Lender. Any such funds shall be deemed fully earned when received by Payee regardless of whether held in an escrow account and in no event shall Maker be entitled to any interest on such escrowed funds.

<u>Variable Interest Rate</u>. The interest rate on this note is subject to change from time to time based on changes in an index upon which the WSJ-Prime is determined. The WSJ-Prime will be the prime rate, as quoted or published from time to time in the Money Rates section of The Wall Street Journal or the nearest comparable rate if no such prime rate is quoted, as reasonably determined by the Holder. This rate may or may not be the lowest rate available from Payee at any given time. Payee will tell Maker the current prime rate upon Maker's request. Maker understands that Payee may make loans based on other rates as well. The WSJ-Prime currently is THREE AND ONE QUARTER PERCENT (3.25%) per annum. The interest rate or rates

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to be applied to the unpaid principal balance during this note will be the rate or rates set forth herein in the "Payment" section. NOTICE: Under no circumstances will the interest rate on this note be more than the maximum rate allowed by applicable law.

Prepayment Penalty. Maker agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Upon prepayment of this note, Holder is entitled to the following prepayment penalty: When any amount of the principal balance of the loan is prepaid, in addition to (and together with) the principal being prepaid, Maker must pay to Holder a prepayment fee as follows: a) For any principal prepayment made at any time prior to September 30, 2011, TEN PERCENT (10%) of the total prepayment amount; b) For any principal prepayment made during the period commencing September 30, 2011 through September 29, 2012, NINE PERCENT (9%) of the total prepayment amount; c) For any principal prepayment made during the period commencing September 30, 2012 through September 29, 2013, EIGHT PERCENT (8%) of the total prepayment amount; d) For any principal prepayment made during the period commencing September 30, 2013 through September 29, 2014, SEVEN PERCENT (7%) of the total prepayment amount; e) For any principal prepayment made during the period commencing September 30, 2014 through September 29, 2015, SIX PERCENT (6%) of the total prepayment amount; f) For any principal prepayment made during the period commencing September 30, 2015 through September 29, 2016, FIVE PERCENT (5%) of the total prepayment amount; g) For any principal prepayment made during the period commencing September 30, 2016 through September 29, 2017, FOUR PERCENT (4%) of the total prepayment amount; h) For any principal prepayment made during the period commencing September 30, 2017 through September 29, 2018, THREE PERCENT (3%) of the total prepayment amount; i) For any principal prepayment made during the period commencing September 30, 2018 through September 29, 2019, TWO PERCENT (2%) of the total prepayment amount; j) For any principal prepayment made at any time on or after September 30, 2019, ONE PERCENT (1%) of the total prepayment amount. Except for the foregoing, Maker may pay all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Holder in writing, relieve Maker of Maker's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due and may result in Maker making fewer payments. Maker agrees not to send Holder payments marked "paid in full", "without recourse", or similar language. If Maker sends such a payment, Holder may accept it without losing any of Holder's rights under this note, and Maker will remain obligated to pay any further amount owed to Holder.

Late Charge. If a payment is 10 days or more late, Maker will be charged 5.00% of the unpaid portion of the regularly scheduled payment or $5.00, whichever is greater, regardless of any partial payments Holder has received.

Default. Each of the following shall constitute an event of default ("Event of Default") under this note:

Payment Default. Maker fails to make any payment when due under this note.

Other Defaults. Maker fails to comply with or to perform any other term, obligation, covenant or condition contained in this note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Payee and Maker.

Environmental Default. Failure of any party to comply with or perform when due any term, obligation, covenant or condition contained in any environmental agreement executed in connection with any loan.

False Statements. Any warranty, representation or statement made or furnished to Payee by Maker or on Maker's behalf under this note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or Insolvency. The dissolution of Maker (regardless of whether election to continue is made), any member withdraws from Maker, or any other termination of Maker's existence as a going business or the death of any member, the insolvency of Maker, the appointment of a receiver for any part of Maker's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Maker.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Maker or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Maker's accounts, including deposit accounts, with Holder. However, this Event of Default shall not apply if there is a good faith dispute by Maker as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Maker gives Holder written notice of the creditor or forfeiture proceeding and deposits with Holder monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Holder, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this note. In the event of a death, Holder, at its option, may, but shall not be required to, permit the Guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Holder, and, in doing so, cure any Event of Default.

Adverse Change. An unremedied material adverse change occurs in Maker's financial condition or in the condition of the Collateral securing this Note.

Cure Provisions. So long as Holder has not provided Maker notice of monetary default at any time during the immediately preceding twelve (12) months, Holder agrees to provide Maker with written notice of its monetary default, whereupon Maker shall have five (5) days following receipt of such notice to cure the monetary default. If any default, other than a default in payment is curable and if Maker has not been given a notice of a breach of the same provision of this note within the preceding twelve (12) months, it may be cured if Maker, after receiving written notice from Holder demanding cure of such default: (1) cures the default within thirty (30) days; or (2) if the cure requires more than thirty (30) days, immediately initiates steps which Holder deems in Holder's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

Right Of Setoff. To the extent permitted by applicable law, Holder reserves a right of setoff in all Maker's accounts with Holder (whether checking, savings, or some other account). This includes all accounts Maker holds jointly with someone else and all accounts Maker may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Maker authorizes Holder, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts.

Remedies; Acceleration. It is hereby expressly agreed that in the event that any Event of Default shall occur and remain uncured following any applicable cure period set forth above, then, and in such event, the entire outstanding principal balance of the indebtedness evidenced hereby, together with any other sums advanced hereunder, under the Loan Agreement and/or under any other instrument or document now or hereafter evidencing, securing or in any way relating to the indebtedness evidenced hereby, together with all unpaid interest accrued thereon, shall, at the option of Holder and without notice to Maker, at once become due and payable and may be collected forthwith, regardless of the stipulated date of maturity. Upon the occurrence

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and during the continuation of any Event of Default as set forth herein, at the option of Holder and without notice to Maker, all accrued and unpaid interest and any outstanding unpaid principal shall bear interest from the date of any Event of Default until paid at an annual rate (the "Default Rate") that is five percentage points (5.0%) in excess of the above-specified Applicable Interest Rate, regardless of whether or not there has been an acceleration of the payment of principal as set forth herein. All such interest shall be paid at the time of, and as a condition precedent to, the curing of any Event of Default.

Collateral. The indebtedness and other obligations evidenced by this note are further evidenced and secured by (i) the Loan Agreement; (ii) the Security Agreement executed by Maker in favor of Payee covering all of its machinery and equipment; (iii) the Security Agreement executed by Maker in favor of Payee covering all of its machinery and equipment; (iv) the Guaranties executed by Christopher Brogdon; (iv) the Mortgage and Assignment of Leases and Rents executed by Maker in favor of Payee covering the real property located at 915 Stewart Avenue SW, Attalla, Alabama 35954; and (v) certain other instruments, agreements and documents, as may be required to protect and preserve the rights of Maker and Payee, as more specifically described in the Loan Agreement.

Application of Payments. All payments received, irrespective of how they may be designated by Maker, shall be applied first to pay interest accrued to the day Holder receives the payment, then to principal, and then to charges other than interest and principal, if any, owing hereunder except that, after the occurrence and during the continuation of any Default under this note, all amounts received shall be applied in such order as Holder, in its sole discretion, may elect. Maker waives the application of any statute or rule of law that would otherwise direct, or permit Maker to direct, the order of application of payments made by Maker or amounts otherwise received by Holder.

Enforcement Fees and Costs. Maker shall, upon demand from Holder, reimburse Holder for all fees and costs, including reasonable attorneys' and experts' fees and costs, incurred by Holder for: (i) enforcement of this note or any of its terms, or the exercise of any rights or remedies hereunder and/or at law, in equity or otherwise, whether or not any action or proceeding is filed; (ii) representation of Holder in any bankruptcy, insolvency, reorganization or other debtor-relief or similar proceeding of or relating to Maker, any person liable (by guaranty, assumption, endorsement or otherwise) upon any of the obligations of this note, or to the Collateral; or (iii) representation of Holder in any action or proceeding relating to the Collateral, whether commenced by Holder or any other person, including foreclosure, receivership, lien or stop-notice enforcement, bankruptcy, eminent domain and probate actions or proceedings. All such fees and costs shall bear interest until paid at the rate applicable from time to time under this note.

Full Payment. All amounts payable under this note shall be paid in full without setoff, deduction or counterclaim. All amounts payable under this note shall be free and clear of and without any deduction or withholding for or on account of any taxes, levies, duties, charges, fees, restrictions or conditions of any nature now or hereafter imposed by any federal, state, county or local government or any political subdivision or taxing authority thereof or therein. Maker shall indemnify Holder against any such taxes, levies, imposts, duties, charges and fees (other than taxes on the income of Holder imposed by any taxing authority) which may be assessed against Holder or claimed or demanded from Holder in respect of any amount payable by Maker hereunder, and against any costs, charges, expenses or liability arising out of or in respect of such assessment, claim or demand, to the full extent permitted by law.

Severability. Every provision hereof is intended to be several. If any provision of this note is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall not affect the other provisions hereof, which shall remain binding and enforceable.

Time of the Essence. Time is of the essence of this note.

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Incorporation of Loan Documents. All of the terms, conditions and covenants of the Loan Agreement and other Loan Documents are expressly made a part of this note by reference, in the same manner and with the same effect as if set forth herein and any Holder of this note is entitled to the benefits of and remedies provided in the Loan Agreement and any other Loan Documents between the Maker and Payee.

Waiver. Presentment for payment, demand, protest and notice of demand, protest and nonpayment are hereby waived by Maker and all other parties now or hereafter liable for payment of the indebtedness evidenced hereby, either in whole or in part. No failure to accelerate the indebtedness evidenced hereby by reason of an Event of Default hereunder, acceptance of a past due installment or other indulgences granted from time to time, shall be construed as a novation of this note or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this note or to prevent the exercise of such right of acceleration or any other right granted hereunder or by applicable law. No extension of the time for payment of the indebtedness evidenced hereby or any installment due hereunder, made by agreement with any person now or hereafter liable for payment of the indebtedness evidenced hereby, shall operate to release, discharge, modify, change or affect the original liability of Maker hereunder or that of any other person now or hereafter liable for payment of the indebtedness evidenced hereby, either in whole or in part, unless Holder agrees otherwise in writing. This note and the obligations hereunder may not be waived, changed, modified or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

Limitation on Interest. All agreements herein made are expressly limited so that in no event whatsoever, whether by reason of advancement of proceeds hereof, acceleration of maturity of the unpaid balance hereof or otherwise, shall the amount paid or agreed to be paid to Holder for the use of the money advanced or to be advanced hereunder exceed the maximum rate of interest allowed to be charged under applicable law (the "Maximum Rate"). If, from any circumstances whatsoever, the fulfillment of any provision of this note or any other agreement or instrument now or hereafter evidencing, securing or in any way relating to the indebtedness evidenced hereby shall involve the payment of interest in excess of the Maximum Rate, then, ipso facto, the obligation to pay interest hereunder shall be reduced to the Maximum Rate; and if from any circumstance whatsoever, Holder shall ever receive interest, the amount of which would exceed the amount collectible at the Maximum Rate, such amount as would be excessive interest shall be applied to the reduction of the principal balance remaining unpaid hereunder and not to the payment of interest and, if the principal balance of this note is paid in full, any remaining excess shall forthwith be paid to Maker. This provision shall control every other provision in any and all other agreements and instruments existing or hereafter arising between Maker and Holder with respect to the indebtedness evidenced hereby.

Applicable Law. This note is intended as a contract under and shall be construed and enforceable in accordance with the laws of the State of GEORGIA, without regard to its conflicts of law principles; except and only to the extent of procedural matters related to the perfection and enforcement of Lender's rights and remedies against the Collateral, which matters shall be governed by the laws of the State of GEORGIA, as appropriate. However, in the event that the enforceability or validity of any provision of this Agreement is challenged or questioned, such provision shall be governed by whichever applicable state or federal law would uphold or would enforce such challenged or questioned provision. The Loan transaction which is evidenced by this Note and the other Loan Documents has been applied for, considered, approved and made, and all necessary loan documents have been accepted by Lender in the State of GEORGIA.

Jurisdiction; Venue. Except to the extent any action or proceeding relates to real property and must therefore be commenced in the county where such real property is situated, Maker agrees that any action or proceeding against it to enforce this note may be commenced in state or federal court in any county in the State of GEORGIA in which Payee or any subsequent holder of this note has an office, and Maker hereby (a) irrevocably submits to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waives the defense of an inconvenient forum to the maintenance of any such action or

5

proceeding, and (b) waives personal service of process and agrees that a summons and complaint commencing an action or proceeding in any such court shall be properly served and shall confer personal jurisdiction if served by registered or certified mail in accordance with the notice provisions set forth herein

Waiver of Jury Trial. HOLDER AND MAKER HEREBY KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COUNSEL WAIVE TRIAL BY JURY IN ANY ACTIONS, PROCEEDINGS, CLAIMS OR COUNTER-CLAIMS, WHETHER IN CONTRACT OR TORT OR OTHERWISE, AT LAW OR IN EQUITY, ARISING OUT OF OR IN ANY WAY RELATING TO THIS NOTE, THE LOAN OR THE LOAN DOCUMENTS.

Successors and Assigns. This note binds Maker and its successors, assigns, heirs, administrators and executors, and inures to the benefit of Holder and its successors, assigns, participants, heirs, administrators and executors.

[SIGNATURES ON FOLLOWING PAGE]

Signature Page to Secured Promissory Note

IN WITNESS WHEREOF, Maker has executed this note as of the _____ day of _____, 2010, to be effective as of the date and year first above written.

MAKER:

Attalla Nursing ADK, LLC, a Georgia limited liability company

Witness

BY:_____

Name: Christopher Brogdon

Title: Manager

AdCare Health Systems, Inc., an Ohio Corporation

Witness

BY:_____

Name: Christopher Brogdon

Title: Vice Chairman

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EXHIBIT "A"

INITIAL AMORTIZATION SCHEDULE

[see attached]

Options:		Amortize Email results			Print
Regular Payment Amount		$51,499.99			
Final Payment Amount		$.00			
Amount Financed		$8,320,000.00			
Total of Payments		$15,449,997.00			
Total Interest		$7,129,997.00			
Finance Charge		$7,129,997.00			
Annual Percentage Rate		5.58034%			
Maturity Date		10/01/2035			
Credit Life Premium		$.00			
Loan Amount		$8,320,000.00			
A/H Premium		$.00			
Fees - Amount Financed		$.00			
Fees - In Finance Charge		$.00			
Accrual Method		Actual/360			

payment date	payment amount	principal	interest	balance
11/01/2010	51,499.99	10,824.43	40,675.56	8,309,175.57
12/01/2010	51,499.99	13,416.27	38,083.72	8,295,759.30
YTD Principle and Interest		24,240.70	78,759.28	
01/01/2011	51,499.99	12,210.35	39,289.64	8,283,548.95
02/01/2011	51,499.99	12,268.18	39,231.81	8,271,280.77
03/01/2011	51,499.99	16,117.29	35,382.70	8,255,163.48
04/01/2011	51,499.99	12,402.62	39,097.37	8,242,760.86
05/01/2011	51,499.99	13,720.67	37,779.32	8,229,040.19
06/01/2011	51,499.99	12,526.34	38,973.65	8,216,513.85
07/01/2011	51,499.99	13,840.97	37,659.02	8,202,672.88
08/01/2011	51,499.99	12,651.22	38,848.77	8,190,021.66
09/01/2011	51,499.99	12,711.14	38,788.85	8,177,310.52
10/01/2011	51,499.99	14,020.65	37,479.34	8,163,289.87
11/01/2011	51,499.99	12,837.74	38,662.25	8,150,452.13
12/01/2011	51,499.99	14,143.75	37,356.24	8,136,308.38
YTD Principle and Interest		159,450.92	458,548.96	
01/01/2012	51,499.99	12,965.53	38,534.46	8,123,342.85
02/01/2012	51,499.99	13,026.94	38,473.05	8,110,315.91
03/01/2012	51,499.99	15,566.78	35,933.21	8,094,749.13
04/01/2012	51,499.99	13,162.36	38,337.63	8,081,586.77

05/01/2012	51,499.99	14,459.38	37,040.61	8,067,127.39
06/01/2012	51,499.99	13,293.18	38,206.81	8,053,834.21
07/01/2012	51,499.99	14,586.58	36,913.41	8,039,247.63
08/01/2012	51,499.99	13,425.22	38,074.77	8,025,822.41
09/01/2012	51,499.99	13,488.80	38,011.19	8,012,333.61
10/01/2012	51,499.99	14,776.79	36,723.20	7,997,556.82
11/01/2012	51,499.99	13,622.67	37,877.32	7,983,934.15
12/01/2012	51,499.99	14,906.96	36,593.03	7,969,027.19
YTD Principle and Interest		167,281.19	450,718.69	
01/01/2013	51,499.99	13,757.79	37,742.20	7,955,269.40
02/01/2013	51,499.99	13,822.95	37,677.04	7,941,446.45
03/01/2013	51,499.99	17,528.25	33,971.74	7,923,918.20
04/01/2013	51,499.99	13,971.43	37,528.56	7,909,946.77
05/01/2013	51,499.99	15,246.07	36,253.92	7,894,700.70
06/01/2013	51,499.99	14,109.81	37,390.18	7,880,590.89
07/01/2013	51,499.99	15,380.62	36,119.37	7,865,210.27
08/01/2013	51,499.99	14,249.48	37,250.51	7,850,960.79
09/01/2013	51,499.99	14,316.97	37,183.02	7,836,643.82
10/01/2013	51,499.99	15,582.04	35,917.95	7,821,061.78
11/01/2013	51,499.99	14,458.57	37,041.42	7,806,603.21
12/01/2013	51,499.99	15,719.73	35,780.26	7,790,883.48
YTD Principle and Interest		178,143.71	439,856.17	
01/01/2014	51,499.99	14,601.50	36,898.49	7,776,281.98
02/01/2014	51,499.99	14,670.65	36,829.34	7,761,611.33
03/01/2014	51,499.99	18,297.54	33,202.45	7,743,313.79
04/01/2014	51,499.99	14,826.80	36,673.19	7,728,486.99
05/01/2014	51,499.99	16,077.76	35,422.23	7,712,409.23
06/01/2014	51,499.99	14,973.16	36,526.83	7,697,436.07
07/01/2014	51,499.99	16,220.07	35,279.92	7,681,216.00
08/01/2014	51,499.99	15,120.90	36,379.09	7,666,095.10
09/01/2014	51,499.99	15,192.51	36,307.48	7,650,902.59
10/01/2014	51,499.99	16,433.35	35,066.64	7,634,469.24
11/01/2014	51,499.99	15,342.30	36,157.69	7,619,126.94
12/01/2014	51,499.99	16,578.99	34,921.00	7,602,547.95
YTD Principle and Interest		188,335.53	429,664.35	
01/01/2015	51,499.99	15,493.48	36,006.51	7,587,054.47

02/01/2015	51,499.99	15,566.86	35,933.13	7,571,487.61
03/01/2015	51,499.99	19,110.85	32,389.14	7,552,376.76
04/01/2015	51,499.99	15,731.09	35,768.90	7,536,645.67
05/01/2015	51,499.99	16,957.03	34,542.96	7,519,688.64
06/01/2015	51,499.99	15,885.91	35,614.08	7,503,802.73
07/01/2015	51,499.99	17,107.56	34,392.43	7,486,695.17
08/01/2015	51,499.99	16,042.17	35,457.82	7,470,653.00
09/01/2015	51,499.99	16,118.15	35,381.84	7,454,534.85
10/01/2015	51,499.99	17,333.37	34,166.62	7,437,201.48
11/01/2015	51,499.99	16,276.58	35,223.41	7,420,924.90
12/01/2015	51,499.99	17,487.42	34,012.57	7,403,437.48
YTD Principle and Interest		199,110.47	418,889.41	
01/01/2016	51,499.99	16,436.49	35,063.50	7,387,000.99
02/01/2016	51,499.99	16,514.33	34,985.66	7,370,486.66
03/01/2016	51,499.99	18,844.64	32,655.35	7,351,642.02
04/01/2016	51,499.99	16,681.80	34,818.19	7,334,960.22
05/01/2016	51,499.99	17,881.42	33,618.57	7,317,078.80
06/01/2016	51,499.99	16,845.49	34,654.50	7,300,233.31
07/01/2016	51,499.99	18,040.59	33,459.40	7,282,192.72
08/01/2016	51,499.99	17,010.72	34,489.27	7,265,182.00
09/01/2016	51,499.99	17,091.28	34,408.71	7,248,090.72
10/01/2016	51,499.99	18,279.57	33,220.42	7,229,811.15
11/01/2016	51,499.99	17,258.80	34,241.19	7,212,552.35
12/01/2016	51,499.99	18,442.46	33,057.53	7,194,109.89
YTD Principle and Interest		209,327.59	408,672.29	
01/01/2017	51,499.99	17,427.89	34,072.10	7,176,682.00
02/01/2017	51,499.99	17,510.43	33,989.56	7,159,171.57
03/01/2017	51,499.99	20,874.64	30,625.35	7,138,296.93
04/01/2017	51,499.99	17,692.22	33,807.77	7,120,604.71
05/01/2017	51,499.99	18,863.89	32,636.10	7,101,740.82
06/01/2017	51,499.99	17,865.36	33,634.63	7,083,875.46
07/01/2017	51,499.99	19,032.23	32,467.76	7,064,843.23
08/01/2017	51,499.99	18,040.11	33,459.88	7,046,803.12
09/01/2017	51,499.99	18,125.55	33,374.44	7,028,677.57
10/01/2017	51,499.99	19,285.22	32,214.77	7,009,392.35
11/01/2017	51,499.99	18,302.73	33,197.26	6,991,089.62
12/01/2017	51,499.99	19,457.50	32,042.49	

				6,971,632.12
YTD Principle and Interest		222,477.77	395,522.11	
01/01/2018	51,499.99	18,481.57	33,018.42	6,953,150.55
02/01/2018	51,499.99	18,569.10	32,930.89	6,934,581.45
03/01/2018	51,499.99	21,835.39	29,664.60	6,912,746.06
04/01/2018	51,499.99	18,760.46	32,739.53	6,893,985.60
05/01/2018	51,499.99	19,902.56	31,597.43	6,874,083.04
06/01/2018	51,499.99	18,943.57	32,556.42	6,855,139.47
07/01/2018	51,499.99	20,080.60	31,419.39	6,835,058.87
08/01/2018	51,499.99	19,128.39	32,371.60	6,815,930.48
09/01/2018	51,499.99	19,218.99	32,281.00	6,796,711.49
10/01/2018	51,499.99	20,348.40	31,151.59	6,776,363.09
11/01/2018	51,499.99	19,406.38	32,093.61	6,756,956.71
12/01/2018	51,499.99	20,530.61	30,969.38	6,736,426.10
YTD Principle and Interest		235,206.02	382,793.86	
01/01/2019	51,499.99	19,595.53	31,904.46	6,716,830.57
02/01/2019	51,499.99	19,688.33	31,811.66	6,697,142.24
03/01/2019	51,499.99	22,851.10	28,648.89	6,674,291.14
04/01/2019	51,499.99	19,889.81	31,610.18	6,654,401.33
05/01/2019	51,499.99	21,000.65	30,499.34	6,633,400.68
06/01/2019	51,499.99	20,083.47	31,416.52	6,613,317.21
07/01/2019	51,499.99	21,188.95	30,311.04	6,592,128.26
08/01/2019	51,499.99	20,278.94	31,221.05	6,571,849.32
09/01/2019	51,499.99	20,374.98	31,125.01	6,551,474.34
10/01/2019	51,499.99	21,472.40	30,027.59	6,530,001.94
11/01/2019	51,499.99	20,573.18	30,926.81	6,509,428.76
12/01/2019	51,499.99	21,665.11	29,834.88	6,487,763.65
YTD Principle and Interest		248,662.45	369,337.43	
01/01/2020	51,499.99	20,773.22	30,726.77	6,466,990.43
02/01/2020	51,499.99	20,871.60	30,628.39	6,446,118.83
03/01/2020	51,499.99	22,940.10	28,559.89	6,423,178.73
04/01/2020	51,499.99	21,079.10	30,420.89	6,402,099.63
05/01/2020	51,499.99	22,157.03	29,342.96	6,379,942.60
06/01/2020	51,499.99	21,283.87	30,216.12	6,358,658.73
07/01/2020	51,499.99	22,356.14	29,143.85	6,336,302.59
08/01/2020	51,499.99	21,490.56	30,009.43	6,314,812.03

09/01/2020	51,499.99	21,592.34	29,907.65	6,293,219.69
10/01/2020	51,499.99	22,656.07	28,843.92	6,270,563.62
11/01/2020	51,499.99	21,801.90	29,698.09	6,248,761.72
12/01/2020	51,499.99	22,859.83	28,640.16	6,225,901.89
YTD Principle and Interest		261,861.76	356,138.12	
01/01/2021	51,499.99	22,013.43	29,486.56	6,203,888.46
02/01/2021	51,499.99	22,117.68	29,382.31	6,181,770.78
03/01/2021	51,499.99	25,055.75	26,444.24	6,156,715.03
04/01/2021	51,499.99	22,341.10	29,158.89	6,134,373.93
05/01/2021	51,499.99	23,384.11	28,115.88	6,110,989.82
06/01/2021	51,499.99	22,557.66	28,942.33	6,088,432.16
07/01/2021	51,499.99	23,594.68	27,905.31	6,064,837.48
08/01/2021	51,499.99	22,776.25	28,723.74	6,042,061.23
09/01/2021	51,499.99	22,884.12	28,615.87	6,019,177.11
10/01/2021	51,499.99	23,912.09	27,587.90	5,995,265.02
11/01/2021	51,499.99	23,105.75	28,394.24	5,972,159.27
12/01/2021	51,499.99	24,127.59	27,372.40	5,948,031.68
YTD Principle and Interest		277,870.21	340,129.67	
01/01/2022	51,499.99	23,329.45	28,170.54	5,924,702.23
02/01/2022	51,499.99	23,439.94	28,060.05	5,901,262.29
03/01/2022	51,499.99	26,255.70	25,244.29	5,875,006.59
04/01/2022	51,499.99	23,675.31	27,824.68	5,851,331.28
05/01/2022	51,499.99	24,681.39	26,818.60	5,826,649.89
06/01/2022	51,499.99	23,904.33	27,595.66	5,802,745.56
07/01/2022	51,499.99	24,904.07	26,595.92	5,777,841.49
08/01/2022	51,499.99	24,135.49	27,364.50	5,753,706.00
09/01/2022	51,499.99	24,249.80	27,250.19	5,729,456.20
10/01/2022	51,499.99	25,239.98	26,260.01	5,704,216.22
11/01/2022	51,499.99	24,484.19	27,015.80	5,679,732.03
12/01/2022	51,499.99	25,467.88	26,032.11	5,654,264.15
YTD Principle and Interest		293,767.53	324,232.35	
01/01/2023	51,499.99	24,720.77	26,779.22	5,629,543.38
02/01/2023	51,499.99	24,837.85	26,662.14	5,604,705.53
03/01/2023	51,499.99	27,524.31	23,975.68	5,577,181.22
04/01/2023	51,499.99	25,085.84	26,414.15	5,552,095.38
05/01/2023	51,499.99	26,052.89	25,447.10	5,526,042.49

06/01/2023	51,499.99	25,328.04	26,171.95	5,500,714.45
07/01/2023	51,499.99	26,288.38	25,211.61	5,474,426.07
08/01/2023	51,499.99	25,572.50	25,927.49	5,448,853.57
09/01/2023	51,499.99	25,693.61	25,806.38	5,423,159.96
10/01/2023	51,499.99	26,643.84	24,856.15	5,396,516.12
11/01/2023	51,499.99	25,941.49	25,558.50	5,370,574.63
12/01/2023	51,499.99	26,884.86	24,615.13	5,343,689.77
YTD Principle and Interest		310,574.38	307,425.50	
01/01/2024	51,499.99	26,191.68	25,308.31	5,317,498.09
02/01/2024	51,499.99	26,315.73	25,184.26	5,291,182.36
03/01/2024	51,499.99	28,057.11	23,442.88	5,263,125.25
04/01/2024	51,499.99	26,573.24	24,926.75	5,236,552.01
05/01/2024	51,499.99	27,499.13	24,000.86	5,209,052.88
06/01/2024	51,499.99	26,829.34	24,670.65	5,182,223.54
07/01/2024	51,499.99	27,748.13	23,751.86	5,154,475.41
08/01/2024	51,499.99	27,087.82	24,412.17	5,127,387.59
09/01/2024	51,499.99	27,216.11	24,283.88	5,100,171.48
10/01/2024	51,499.99	28,124.20	23,375.79	5,072,047.28
11/01/2024	51,499.99	27,478.21	24,021.78	5,044,569.07
12/01/2024	51,499.99	28,379.05	23,120.94	5,016,190.02
YTD Principle and Interest		327,499.75	290,500.13	
01/01/2025	51,499.99	27,742.76	23,757.23	4,988,447.26
02/01/2025	51,499.99	27,874.15	23,625.84	4,960,573.11
03/01/2025	51,499.99	30,279.76	21,220.23	4,930,293.35
04/01/2025	51,499.99	28,149.57	23,350.42	4,902,143.78
05/01/2025	51,499.99	29,031.83	22,468.16	4,873,111.95
06/01/2025	51,499.99	28,420.39	23,079.60	4,844,691.56
07/01/2025	51,499.99	29,295.15	22,204.84	4,815,396.41
08/01/2025	51,499.99	28,693.74	22,806.25	4,786,702.67
09/01/2025	51,499.99	28,829.63	22,670.36	4,757,873.04
10/01/2025	51,499.99	29,693.07	21,806.92	4,728,179.97
11/01/2025	51,499.99	29,106.80	22,393.19	4,699,073.17
12/01/2025	51,499.99	29,962.57	21,537.42	4,669,110.60
YTD Principle and Interest		347,079.42	270,920.46	
01/01/2026	51,499.99	29,386.56	22,113.43	4,639,724.04
02/01/2026	51,499.99	29,525.74	21,974.25	4,610,198.30

03/01/2026	51,499.99	31,778.59	19,721.40	4,578,419.71
04/01/2026	51,499.99	29,816.09	21,683.90	4,548,603.62
05/01/2026	51,499.99	30,652.22	20,847.77	4,517,951.40
06/01/2026	51,499.99	30,102.47	21,397.52	4,487,848.93
07/01/2026	51,499.99	30,930.68	20,569.31	4,456,918.25
08/01/2026	51,499.99	30,391.53	21,108.46	4,426,526.72
09/01/2026	51,499.99	30,535.47	20,964.52	4,395,991.25
10/01/2026	51,499.99	31,351.70	20,148.29	4,364,639.55
11/01/2026	51,499.99	30,828.57	20,671.42	4,333,810.98
12/01/2026	51,499.99	31,636.69	19,863.30	4,302,174.29
YTD Principle and Interest		366,936.31	251,063.57	
01/01/2027	51,499.99	31,124.41	20,375.58	4,271,049.88
02/01/2027	51,499.99	31,271.82	20,228.17	4,239,778.06
03/01/2027	51,499.99	33,363.16	18,136.83	4,206,414.90
04/01/2027	51,499.99	31,577.94	19,922.05	4,174,836.96
05/01/2027	51,499.99	32,365.32	19,134.67	4,142,471.64
06/01/2027	51,499.99	31,880.78	19,619.21	4,110,590.86
07/01/2027	51,499.99	32,659.78	18,840.21	4,077,931.08
08/01/2027	51,499.99	32,186.46	19,313.53	4,045,744.62
09/01/2027	51,499.99	32,338.89	19,161.10	4,013,405.73
10/01/2027	51,499.99	33,105.21	18,394.78	3,980,300.52
11/01/2027	51,499.99	32,648.84	18,851.15	3,947,651.68
12/01/2027	51,499.99	33,406.59	18,093.40	3,914,245.09
YTD Principle and Interest		387,929.20	230,070.68	
01/01/2028	51,499.99	32,961.69	18,538.30	3,881,283.40
02/01/2028	51,499.99	33,117.80	18,382.19	3,848,165.60
03/01/2028	51,499.99	34,450.48	17,049.51	3,813,715.12
04/01/2028	51,499.99	33,437.81	18,062.18	3,780,277.31
05/01/2028	51,499.99	34,173.72	17,326.27	3,746,103.59
06/01/2028	51,499.99	33,758.03	17,741.96	3,712,345.56
07/01/2028	51,499.99	34,485.07	17,014.92	3,677,860.49
08/01/2028	51,499.99	34,081.23	17,418.76	3,643,779.26
09/01/2028	51,499.99	34,242.65	17,257.34	3,609,536.61
10/01/2028	51,499.99	34,956.28	16,543.71	3,574,580.33
11/01/2028	51,499.99	34,570.38	16,929.61	3,540,009.95
12/01/2028	51,499.99	35,274.94	16,225.05	3,504,735.01
YTD Principle and				

Interest		409,510.08	208,489.80	
01/01/2029	51,499.99	34,901.18	16,598.81	3,469,833.83
02/01/2029	51,499.99	35,066.47	16,433.52	3,434,767.36
03/01/2029	51,499.99	36,806.82	14,693.17	3,397,960.54
04/01/2029	51,499.99	35,406.87	16,093.12	3,362,553.67
05/01/2029	51,499.99	36,088.29	15,411.70	3,326,465.38
06/01/2029	51,499.99	35,745.48	15,754.51	3,290,719.90
07/01/2029	51,499.99	36,417.52	15,082.47	3,254,302.38
08/01/2029	51,499.99	36,087.25	15,412.74	3,218,215.13
09/01/2029	51,499.99	36,258.17	15,241.82	3,181,956.96
10/01/2029	51,499.99	36,916.02	14,583.97	3,145,040.94
11/01/2029	51,499.99	36,604.73	14,895.26	3,108,436.21
12/01/2029	51,499.99	37,252.99	14,247.00	3,071,183.22
YTD Principle and Interest		433,551.79	184,448.09	
01/01/2030	51,499.99	36,954.53	14,545.46	3,034,228.69
02/01/2030	51,499.99	37,129.55	14,370.44	2,997,099.14
03/01/2030	51,499.99	38,679.07	12,820.92	2,958,420.07
04/01/2030	51,499.99	37,488.58	14,011.41	2,920,931.49
05/01/2030	51,499.99	38,112.39	13,387.60	2,882,819.10
06/01/2030	51,499.99	37,846.64	13,653.35	2,844,972.46
07/01/2030	51,499.99	38,460.53	13,039.46	2,806,511.93
08/01/2030	51,499.99	38,208.04	13,291.95	2,768,303.89
09/01/2030	51,499.99	38,389.00	13,110.99	2,729,914.89
10/01/2030	51,499.99	38,987.88	12,512.11	2,690,927.01
11/01/2030	51,499.99	38,755.46	12,744.53	2,652,171.55
12/01/2030	51,499.99	39,344.20	12,155.79	2,612,827.35
YTD Principle and Interest		458,355.87	159,644.01	
01/01/2031	51,499.99	39,125.35	12,374.64	2,573,702.00
02/01/2031	51,499.99	39,310.65	12,189.34	2,534,391.35
03/01/2031	51,499.99	40,658.43	10,841.56	2,493,732.92
04/01/2031	51,499.99	39,689.39	11,810.60	2,454,043.53
05/01/2031	51,499.99	40,252.29	11,247.70	2,413,791.24
06/01/2031	51,499.99	40,068.01	11,431.98	2,373,723.23
07/01/2031	51,499.99	40,620.43	10,879.56	2,333,102.80
08/01/2031	51,499.99	40,450.16	11,049.83	2,292,652.64
09/01/2031	51,499.99	40,641.73	10,858.26	2,252,010.91
10/01/2031	51,499.99	41,178.27	10,321.72	2,210,832.64

11/01/2031	51,499.99	41,029.24	10,470.75	2,169,803.40
12/01/2031	51,499.99	41,555.06	9,944.93	2,128,248.34
YTD Principle and Interest		484,579.01	133,420.87	
01/01/2032	51,499.99	41,420.37	10,079.62	2,086,827.97
02/01/2032	51,499.99	41,616.54	9,883.45	2,045,211.43
03/01/2032	51,499.99	42,438.57	9,061.42	2,002,772.86
04/01/2032	51,499.99	42,014.64	9,485.35	1,960,758.22
05/01/2032	51,499.99	42,513.18	8,986.81	1,918,245.04
06/01/2032	51,499.99	42,414.97	9,085.02	1,875,830.07
07/01/2032	51,499.99	42,902.44	8,597.55	1,832,927.63
08/01/2032	51,499.99	42,819.04	8,680.95	1,790,108.59
09/01/2032	51,499.99	43,021.84	8,478.15	1,747,086.75
10/01/2032	51,499.99	43,492.51	8,007.48	1,703,594.24
11/01/2032	51,499.99	43,431.58	8,068.41	1,660,162.66
12/01/2032	51,499.99	43,890.91	7,609.08	1,616,271.75
YTD Principle and Interest		511,976.59	106,023.29	
01/01/2033	51,499.99	43,845.15	7,654.84	1,572,426.60
02/01/2033	51,499.99	44,052.80	7,447.19	1,528,373.80
03/01/2033	51,499.99	44,961.95	6,538.04	1,483,411.85
04/01/2033	51,499.99	44,474.39	7,025.60	1,438,937.46
05/01/2033	51,499.99	44,904.86	6,595.13	1,394,032.60
06/01/2033	51,499.99	44,897.70	6,602.29	1,349,134.90
07/01/2033	51,499.99	45,316.46	6,183.53	1,303,818.44
08/01/2033	51,499.99	45,324.96	6,175.03	1,258,493.48
09/01/2033	51,499.99	45,539.63	5,960.36	1,212,953.85
10/01/2033	51,499.99	45,940.62	5,559.37	1,167,013.23
11/01/2033	51,499.99	45,972.89	5,527.10	1,121,040.34
12/01/2033	51,499.99	46,361.89	5,138.10	1,074,678.45
YTD Principle and Interest		541,593.30	76,406.58	
01/01/2034	51,499.99	46,410.19	5,089.80	1,028,268.26
02/01/2034	51,499.99	46,630.00	4,869.99	981,638.26
03/01/2034	51,499.99	47,300.76	4,199.23	934,337.50
04/01/2034	51,499.99	47,074.86	4,425.13	887,262.64
05/01/2034	51,499.99	47,433.37	4,066.62	839,829.27
06/01/2034	51,499.99	47,522.47	3,977.52	792,306.80
07/01/2034	51,499.99	47,868.58	3,631.41	744,438.22

08/01/2034	51,499.99	47,974.25	3,525.74	696,463.97
09/01/2034	51,499.99	48,201.46	3,298.53	648,262.51
10/01/2034	51,499.99	48,528.79	2,971.20	599,733.72
11/01/2034	51,499.99	48,659.58	2,840.41	551,074.14
12/01/2034	51,499.99	48,974.23	2,525.76	502,099.91
YTD Principle and Interest		572,578.54	45,421.34	
01/01/2035	51,499.99	49,121.99	2,378.00	452,977.92
02/01/2035	51,499.99	49,354.64	2,145.35	403,623.28
03/01/2035	51,499.99	49,773.38	1,726.61	353,849.90
04/01/2035	51,499.99	49,824.12	1,675.87	304,025.78
05/01/2035	51,499.99	50,106.54	1,393.45	253,919.24
06/01/2035	51,499.99	50,297.40	1,202.59	203,621.84
07/01/2035	51,499.99	50,566.72	933.27	153,055.12
08/01/2035	51,499.99	50,775.10	724.89	102,280.02
09/01/2035	51,499.99	51,015.58	484.41	51,264.44
10/01/2035	51,499.99	51,265.03	234.96	
YTD Principle and Interest		502,100.50	12,899.40	
Total Principle and Interest Paid		8,320,000.59	7,129,996.41	

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